Filed Pursuant to Rule 433

Registration No. 333-266624

ENTERGY CORPORATION

$1,200,000,000

Junior Subordinated Debentures due December 1, 2054 (the “Junior Subordinated Debentures”)

Final Terms and Conditions

May 20, 2024

These final terms and conditions relate only to the Junior Subordinated Debentures and should be read together with Entergy Corporation’s preliminary prospectus supplement dated May 20, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 8, 2022 and the documents incorporated and deemed to incorporated by reference therein.

Issuer:	Entergy Corporation

Security Type:	Junior Subordinated Debenture (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service, Inc. BBB- (stable outlook) by S&P Global Ratings

Trade Date:	May 20, 2024

Settlement Date (T+3)(2):	May 23, 2024

Principal Amount:	$1,200,000,000

Interest Rate:	The Junior Subordinated Debentures will bear interest (i) from and including the date of original issuance to but not including December 1, 2029 (“First Interest Reset Date”) at an annual rate of 7.125% and (ii) from and including December 1, 2029 during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at an annual rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 2.67%

Optional Deferral:	Maximum of 10 consecutive years per deferral

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2024

Final Maturity Date:	December 1, 2054

Optional Redemption Terms:	In whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Interest Reset Date and ending on and including the First Interest Reset Date and (ii) after the First Interest Reset Date, on any interest payment date, at 100% of the principal amount of the Junior Subordinated Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date

Call for Tax Event:	In whole but not in part, at 100% of the principal amount plus accrued and unpaid interest thereon to the redemption date

Call for Rating Agency Event:	In whole but not in part, at 102% of the principal amount plus accrued and unpaid interest thereon to the redemption date

Price to Public:	100% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$1,188,000,000

CUSIP / ISIN:	29364G AQ6 / US29364GAQ64

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the Junior Subordinated Debentures will be made on or about May 23, 2024, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Junior Subordinated Debentures more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Junior Subordinated Debentures will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Junior Subordinated Debentures who wish to trade the Junior Subordinated Debentures more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iv) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (v) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.